UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cheetah Mobile Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000025 per share,

including Class A Ordinary Shares represented by

American Depositary Shares (each representing ten Class A Ordinary Shares)

(Title of Class of Securities)

American Depositary Shares: 163075104

(CUSIP Number)

May 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163075104

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,000,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000*
9	Aggregate amount beneficially owned by each reporting person 10,000,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.42%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 155,714,285 Class A Ordinary Shares, par value US$0.000025 per share (“Shares”), reported by Cheetah Mobile Inc. as outstanding immediately upon completion of its initial public offering in its prospectus dated May 7, 2014 and filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014.

CUSIP No. 163075104

1	Names of reporting persons Temasek Capital (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,000,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000*
9	Aggregate amount beneficially owned by each reporting person 10,000,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.42%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 155,714,285 Shares reported by Cheetah Mobile Inc. as outstanding immediately upon completion of its initial public offering in its prospectus dated May 7, 2014 and filed with the SEC on May 8, 2014.

CUSIP No. 163075104

1	Names of reporting persons Seletar Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,000,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000*
9	Aggregate amount beneficially owned by each reporting person 10,000,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.42%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 155,714,285 Shares reported by Cheetah Mobile Inc. as outstanding immediately upon completion of its initial public offering in its prospectus dated May 7, 2014 and filed with the SEC on May 8, 2014.

CUSIP No. 163075104

1	Names of reporting persons Dunearn Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,000,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000*
9	Aggregate amount beneficially owned by each reporting person 10,000,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.42%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 155,714,285 Shares reported by Cheetah Mobile Inc. as outstanding immediately upon completion of its initial public offering in its prospectus dated May 7, 2014 and filed with the SEC on May 8, 2014.

CUSIP No. 163075104

1	Names of reporting persons Baytree Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 10,000,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 10,000,000*
9	Aggregate amount beneficially owned by each reporting person 10,000,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.42%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 155,714,285 Shares reported by Cheetah Mobile Inc. as outstanding immediately upon completion of its initial public offering in its prospectus dated May 7, 2014 and filed with the SEC on May 8, 2014.

Item 1(a).	Name of Issuer:

Cheetah Mobile Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12/F, Fosun International Center Tower

No. 237 Chaoyang North Road

Chaoyang District, Beijing 100022

People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(iv)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(v)	Baytree Investments (Mauritius) Pte Ltd (“Baytree”), a wholly-owned subsidiary of Dunearn.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road

#06-18, The Atrium@Orchard,

Singapore 238891

(ii)	60B Orchard Road

#06-18, The Atrium@Orchard,

Singapore 238891

(iii)	60B Orchard Road

#06-18, The Atrium@Orchard,

Singapore 238891

(iv)	c/o International Management (Mauritius) Limited

Les Cascades,

Edith Cavell Street,

Port Louis, Mauritius

(v)	c/o International Management (Mauritius) Limited

Les Cascades,

Edith Cavell Street,

Port Louis, Mauritius

Item 2(c).	Citizenship:

(i)	Singapore

(ii)	Singapore

(iii)	Singapore

(iv)	Mauritius

(v)	Mauritius

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.000025 per share.

Item 2(e).	CUSIP Number:

American Depositary Shares: 163075104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Upon completion of the issuer’s initial public offering scheduled on May 13, 2014, Baytree directly owned 1,000,000 American Depositary Shares, representing a total of 10,000,000 Class A Ordinary Shares. Baytree is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

Accordingly, upon completion of the issuer’s initial public offering scheduled on May 13, 2014, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to have beneficially owned the 10,000,000 Class A Ordinary Shares owned by Baytree. There are no changes to the above shareholdings as of the date of this Schedule.

(b)	Percent of class:

Upon completion of the issuer’s initial public offering scheduled on May 13, 2014, the Class A Ordinary Shares that may be deemed to have been beneficially owned by Temasek Holdings, Temasek Capital, Seletar and Dunearn, and beneficially owned by Baytree, constituted approximately 6.42% of the Class A Ordinary Shares outstanding.

All percentage calculations in this Schedule are based on 155,714,285 Class A Ordinary Shares reported by Cheetah Mobile Inc. as outstanding immediately upon completion of its initial public offering in its prospectus dated May 7, 2014 and filed with the SEC on May 8, 2014.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 10,000,000

Temasek Capital: 10,000,000

Seletar: 10,000,000

Dunearn: 10,000,000

Baytree: 10,000,000

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 10,000,000

Temasek Capital: 10,000,000

Seletar: 10,000,000

Dunearn: 10,000,000

Baytree: 10,000,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: May 16, 2014	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chia Yue Joo Lena
		Name:	Chia Yue Joo Lena
		Title:	Director

Dated: May 16, 2014	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: May 16, 2014	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: May 16, 2014	BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated May 16, 2014, among Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Baytree Investments (Mauritius) Pte Ltd

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: May 16, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: May 16, 2014	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chia Yue Joo Lena
		Name:	Chia Yue Joo Lena
		Title:	Director

Dated: May 16, 2014	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: May 16, 2014	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: May 16, 2014	BAYTREE INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director